News release

Sun Life

Sun Life announces virtual Annual Meetings of shareholders and voting policyholders and availability of 2019 Annual Report, 2020 Management Information Circular and 2020 Information for Voting Policyholders' Booklet

Sun Life also releases its 2019 Sustainability Report and 2019 Public Accountability Statement

TORONTO, ON – (March 26, 2020) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that its Annual Meeting of shareholders and the Annual Meeting of voting policyholders of Sun Life Assurance Company of Canada scheduled for Tuesday, May 5, 2020 will be held in a virtual-only format. The Company also announced that its 2019 Annual Report and its Notice of Annual Meeting and Management Information Circular are now available.

Virtual Annual Meetings of Shareholders and Voting Policyholders

At Sun Life, we're in the business of helping our Clients achieve lifetime financial security and live healthier lives. We have been actively monitoring COVID-19 developments and the directives provided by Government officials and public health authorities.

The health and well-being of our employees, Clients, investors and communities is our top priority. Sun Life is doing its part to help contain the spread of the COVID-19 virus. In line with the latest directives and guidance from public health authorities and the Provincial and Federal Governments, this year's annual meetings will be held as a live webcast only. Shareholders and voting policyholders will have the opportunity to attend the meeting online in real time regardless of their location, submit questions and vote on a number of important matters. **Shareholders, voting policyholders, investors or members of the public will not be able to attend the meeting in person.**

Sun Life's virtual Annual Meeting will be held Tuesday, May 5, 2020 at 5 p.m. (Toronto time) by live webcast at **https://web.lumiagm.com/186947015** using the password sunlife2020. For detailed instructions on how to join the webcast and vote at the virtual meeting, shareholders should refer to the 2020 Management Information Circular and voting policyholders should refer to the Information for Voting Policyholders' Booklet and their proxy form or voting instruction form.

Shareholders and voting policyholders are encouraged to vote in advance by one of the methods described in the 2020 Management Information Circular or Information for Voting Policyholders' Booklet, as applicable. Registered shareholders are asked to return their completed proxies or exercise their vote by the voting deadline, Friday, May 1, 2020 at 5 p.m. (Toronto time). Voting policyholders are asked to return their proxies no later than 5 p.m. (Toronto time) on April 28, 2020.

If you have any questions, please call our transfer agent, AST Trust Company (Canada) at the following numbers:

Canada and the United States:	1-877-224-1760
United Kingdom, Republic of Ireland, Channel Islands and Isle of Man:	+ 44 (0) 345-602-1587
Philippines:	632-5318-8567 (Metro Manila) 1-800-1-888-2422 (Provinces)

Hong Kong:	852-2862-8555
Other countries:	416-682-3865

Meeting Materials

The meeting materials for Sun Life Financial Inc. have been filed with the Canadian securities regulators and the United States Securities and Exchange Commission. Distribution to shareholders began today and they can also be accessed electronically on:

SEDAR at **https://www.sedar.com**

EDGAR at **https://www.sec.gov/edgar.shtml**

Our transfer agent's website at **https://www.meetingdocuments.com/astca/slf**

Our website at **www.sunlife.com/2019AnnualReport** and **www.sunlife.com/AnnualMeetingMaterials**.

Shareholders may obtain printed copies of the audited annual financial statements free of charge by contacting the Company through its website.

The 2019 Annual Report includes the Company's management's discussion and analysis, consolidated financial statements, earnings by business group and other Company information.

The meeting materials for Sun Life Assurance Company of Canada can be accessed electronically on:

Our transfer agent's website at **https://www.meetingdocuments.com/astca/sla**

Our website at **www.sunlife.com/2019AnnualReport** and **www.sunlife.com/AnnualMeetingMaterials**.

2019 Sustainability Report

The Company's 2019 Sustainability Report and Public Accountability Statement were also released today and can be accessed at **www.sunlife.com/Sustainability**. The report highlights Sun Life's achievements and efforts to create a more sustainable world while delivering for Clients, employees and communities. In addition, it outlines Sun Life's new sustainability plan, which focuses on three key areas where Sun Life has the greatest opportunity to drive meaningful change: increasing financial security, fostering healthier lives, and advancing sustainable investing. This is underlined by Sun Life's continued commitment to be a trusted and responsible business.

About Sun Life

Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2019, Sun Life had total assets under management of C$1,099 billion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Leigh Chalmers
Associate Vice-President	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 416-979-6070	T. 647-256-8201
Rajani.Kamath@sunlife.com	investor.relations@sunlife.com